                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996


              OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         FOR THE TRANSITION PERIOD FROM _______ TO ________

Commission file number 0-7416

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SMS Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Shared Medical Systems Corporation
                  51 Valley Stream Parkway
                  Malvern, Pennsylvania 19355

                           SMS RETIREMENT SAVINGS PLAN
                           ---------------------------
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------

                                                                     PAGE
                                                                   REFERENCE
                                                                   ---------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                               1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
  DECEMBER 31, 1996 and 1995                                           2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 1996                                 3

NOTES TO FINANCIAL STATEMENTS                                          5

SCHEDULE I: ITEM 27(a) - SCHEDULE OF ASSETS HELD
  FOR INVESTMENT - DECEMBER 31, 1996                                   9

SCHEDULE II: ITEM 27(d) SCHEDULE OF REPORTABLE
  TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1996                   10

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                             12

SIGNATURE PAGE                                                        13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
SMS Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the SMS Retirement Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits, for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee ("Management"). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits, for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1996 and of reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                            ARTHUR ANDERSEN LLP
Philadelphia, PA
  May 12, 1997

                           SMS RETIREMENT SAVINGS PLAN
                           ---------------------------
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------
                             (amounts in thousands)

                                                                       DECEMBER 31
                                                        ---------------------------------------
                                                               1996                   1995
                                                        ----------------       ----------------
RECEIVABLES:
      Participant Contributions.........................  $       1,281          $       1,082
      Company Contributions.............................            282                    238
      Dividends, Interest and Capital Gains.............             65                     60
      Participant Loan Repayments.......................            102                     87
PARTICIPANTS' LOANS RECEIVABLE..........................          3,795                  2,812
INVESTMENTS, AT FAIR VALUE:
      SMS Common Stock..................................         15,122                 15,495
      Vanguard Wellington Fund..........................          7,413                  4,760
      Vanguard Windsor Fund.............................         59,932                 44,398
      Vanguard W.L. Morgan Growth Fund..................         23,877                 16,655
      Vanguard Fixed Income Securities Fund.............         16,889                 17,408
      Vanguard Money Market Fund........................          9,722                  9,210
      Vanguard Index Trust..............................         29,846                 20,723
      Vanguard Primecap Fund............................          5,763                  2,457
      Vanguard International Growth Portfolio...........          3,364                    653
      Vanguard Bond Index Fund..........................            535                     62
                                                        ================       ================
                 NET ASSETS AVAILABLE FOR BENEFITS......  $     177,988          $     136,100
                                                        ================       ================


       The accompanying notes are an integral part of these statements.

                           SMS RETIREMENT SAVINGS PLAN
                           ---------------------------
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------
                             (amounts in thousands)

                                                                     COMMON
                                                                      STOCK        WELLINGTON         WINDSOR
                                                                      FUND           FUND              FUND
                                                                 -------------   -------------   -------------

 INVESTMENT INCOME:
     Interest, Dividends, Capital Gain Distributions.........      $      267      $      559      $    5,749

PARTICIPANTS' CONTRIBUTIONS..................................           1,710           1,485           5,743

COMPANY CONTRIBUTIONS........................................             320             251           1,071

PARTICIPANT REDISTRIBUTIONS..................................            (856)            236          (1,695)

NET REALIZED/UNREALIZED GAINS (LOSSES)
     ON INVESTMENTS..........................................          (1,357)            386           6,427

DISTRIBUTIONS TO PARTICIPANTS................................            (308)           (210)         (1,523)

PARTICIPANTS' LOANS ISSUED, NET OF
     REPAYMENTS..............................................            (144)            (21)           (210)
                                                                 -------------   -------------   -------------

NET INCREASE (DECREASE) IN PLAN ASSETS......................             (368)          2,686          15,562

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR.......................................          15,666           4,847          44,834
                                                                 -------------   -------------   -------------
     END OF YEAR.............................................      $   15,298      $    7,533      $   60,396
                                                                 =============   =============   =============

                                                                    MORGAN           FIXED           MONEY
                                                                    GROWTH          INCOME          MARKET
                                                                     FUND            FUND            FUND
                                                                 -------------   -------------   -------------

 INVESTMENT INCOME:
     Interest, Dividends, Capital Gain Distributions.........      $    2,296      $    1,451      $      463

PARTICIPANTS' CONTRIBUTIONS..................................           2,368           1,724           1,181

COMPANY CONTRIBUTIONS........................................             416             357             240

PARTICIPANT REDISTRIBUTIONS..................................             798          (2,365)           (829)

NET REALIZED/UNREALIZED GAINS (LOSSES)
     ON INVESTMENTS..........................................           1,931          (1,296)              0

DISTRIBUTIONS TO PARTICIPANTS................................            (465)           (361)           (489)

PARTICIPANTS' LOANS ISSUED, NET OF
     REPAYMENTS..............................................             (85)            (50)            (42)
                                                                 -------------   -------------   -------------

NET INCREASE (DECREASE) IN PLAN ASSETS.......................            7259            (540)            524

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR.......................................          16,813          17,553           9,305
                                                                 -------------   -------------   -------------
     END OF YEAR.............................................     $    24,072     $    17,013     $     9,829
                                                                 =============   =============   =============

       The accompanying notes are an integral part of these statements.

                           SMS RETIREMENT SAVINGS PLAN
                           ---------------------------
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
               FOR THE YEAR ENDED DECEMBER 31, 1996 (continued)
               ------------------------------------
                             (amounts in thousands)


                                                           INDEX                         INTERNATIONAL
                                                           TRUST           PRIMECAP          GROWTH
                                                           FUND              FUND             FUND
                                                        -------------     ------------    -----------
 INVESTMENT INCOME:
     Interest, Dividends, Capital Gain Distributions.... $      642        $   165         $     140

PARTICIPANTS' CONTRIBUTIONS.............................      3,197          1,200               548

COMPANY CONTRIBUTIONS...................................        549            166                70

PARTICIPANT REDISTRIBUTIONS.............................      1,113          1,368             1,904

NET REALIZED/UNREALIZED GAINS (LOSSES)
     ON INVESTMENTS.....................................      4,670            577               132

DISTRIBUTIONS TO PARTICIPANTS...........................       (756)           (61)              (44)

PARTICIPANTS' LOANS ISSUED, NET OF
     REPAYMENTS.........................................       (211)           (58)              (13)
                                                        -------------     ------------    -----------

NET INCREASE (DECREASE) IN PLAN ASSETS..................      9,204          3,357             2,737

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR..................................     20,944          2,504               668
                                                        -------------     ------------    -----------
     END OF YEAR.......................................  $   30,148        $ 5,861         $   3,405
                                                        =============     ============    ===========


                                                           TOTAL BOND     PARTICI-
                                                             MARKET         PANT
                                                              FUND         LOANS         TOTAL
                                                            --------     ---------   ----------
 INVESTMENT INCOME:
     Interest, Dividends, Capital Gain Distributions....    $    22       $    234    $   1,203

PARTICIPANTS' CONTRIBUTIONS.............................        110              -        5,055

COMPANY CONTRIBUTIONS...................................         17              -          802

PARTICIPANT REDISTRIBUTIONS.............................        326              -        4,711

NET REALIZED/UNREALIZED GAINS (LOSSES)
     ON INVESTMENTS.....................................          -              -        5,379

DISTRIBUTIONS TO PARTICIPANTS...........................         (9)           (67)        (937)

PARTICIPANTS' LOANS ISSUED, NET OF
     REPAYMENTS.........................................          3            831          552
                                                            --------     ---------   ----------

NET INCREASE (DECREASE) IN PLAN ASSETS..................        469            998       41,888

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR..................................         67          2,899      136,100
                                                            --------     ---------   ----------
     END OF YEAR........................................    $   536       $  3,897    $ 177,988
                                                            ========     =========   ==========

                           SMS RETIREMENT SAVINGS PLAN
                           ---------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1996 and 1995
                           --------------------------

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
        ------------------------------------------

        The accompanying financial statements have been prepared on the accrual basis of accounting.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Shared Medical Systems Corporation (the "Company") has elected to file with the Securities and Exchange Commission financial statements prepared in conformance with guidelines issued under the Employee Retirement Income Security Act of 1974, as amended.

        Investments of the Plan are presented in the statements of net assets available for benefits at fair value.

        Plan receivables reported on the statements of net assets available for benefits have not been allocated on an individual fund basis. Therefore, the December 31, 1996 fair values reported for each investment fund on the statements of net assets available for benefits differ from the ending fund balances reported on the statement of changes in net assets available for benefits, but the statements agree in aggregate.

        Participant loan repayments for 1995 have been reclassed to conform with current year presentation.

(2)     DESCRIPTION OF THE PLAN:
        -----------------------

        ELIGIBILITY
        -----------

        Employees of the Company, as defined in the Plan, are eligible to participate in the Plan with respect to before-tax contributions ("base contributions") and employer matching contributions (both as described below) on the first day of employment, and with respect to employer profit-sharing contributions (also described below) on the January 1 coincident with or following the first day of employment. Approximately 5,310 employees were eligible to participate in the Plan as of December 31, 1996.

        PARTICIPATION
        -------------

        Base Contributions - Eligible employees may contribute, through salary
        ------------------
        reductions, up to 15% of compensation, subject to certain limitations under the Internal Revenue Code (the "Code"). The percentage of base contributions by a participant is subject to adjustment by the Company at any time to maintain the Plan's compliance with the anti-discrimination requirements of the Code.

        Employer Matching Contributions - The Company may match, through
        -------------------------------
        discretionary employer contributions, a portion of a participant's base contribution in an amount to be determined annually by the Company's Board of Directors. For the Plan years ended December 31, 1996 and 1995 the Company contributed $3,457,000 and $3,036,000 respectively, in matching contributions.

        Profit-sharing Contributions - The Company may make profit-sharing
        ----------------------------
        contributions as determined at the discretion of its Board of Directors. Such contributions will be allocated in accordance with the Plan document. For the Plan years ended December 31, 1996 and 1995 there were no profit-sharing contributions.

        Vesting - All participants are fully vested in their base contribution
        -------
        account balances at all times. A participant becomes 20% vested in his employer matching and employer profit-sharing contributions after three years of service. An additional 20% vests each year thereafter, with full vesting after seven years of service. A year of service is defined as a calendar year in which the participant completes at least 1,000 hours of service. Forfeitures are used to reduce employer matching or employer profit-sharing contributions for the year in which the forfeitures occur.

        Investment Directions - Participants may elect to have their base,
        ---------------------
        employer matching, and profit-sharing contributions to the Plan invested in the following funds, provided that each fund selected must receive a proportion of not less than 10% of a participant's contribution:

                  Shared Medical Systems Corporation Common Stock Fund - invests
                  ----------------------------------------------------
                  in Company common stock.

                  Vanguard Wellington Fund - provides conservative investors
                  ------------------------
                  with a prudent investment program that ensures a)conservation of principal; b)reasonable income return; and, c)profits without undue risks.

                  Vanguard Windsor Fund - seeks long-term growth of capital and
                  ---------------------
                  income by investing in a portfolio of common stocks. As a secondary objective, the Fund also seeks a reasonable level of current income.

                  Vanguard W.L. Morgan Growth Fund - seeks long-term growth of
                  --------------------------------
                  capital by investing in a portfolio of common stocks.

                  Vanguard Fixed Income Securities Fund Long-Term Corporate Bond
                  --------------------------------------------------------------
                  Portfolio - provides a high level of current income,
                  ---------
                  consistent with maintenance of principal and liquidity, by investing in a diversified portfolio of long-term, investment-grade bonds.

                  Vanguard Money Market Reserves Prime Portfolio - seeks maximum
                  ----------------------------------------------
                  current income, preservation of capital, and liquidity by investing in a portfolio of money market instruments.

                  Vanguard Index Trust 500 Portfolio - attempts to provide
                  ----------------------------------
                  investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

                  Vanguard Primecap Fund - seeks long-term growth of capital by
                  ----------------------
                  investing principally in a portfolio of common stocks.

                  Vanguard International Growth Portfolio - seeks long-term
                  ---------------------------------------
                  capital growth by investing in the common stocks of companies based outside of the United States.

                  Vanguard Bond Index Fund - Total Bond Market Portfolio -
                  ------------------------------------------------------
                  attempts to match the total return of the Lehman Brothers Aggregate Bond Index.

        In the absence of any written designation of investment fund preference, the Trustee shall direct that all base, employer matching or employer profit-sharing contributions received for any participant be invested in the Vanguard Money Market Reserves Prime Portfolio.

        Participants must maintain a minimum of 10% of their account balance in each selected fund. Participants may reapportion their account balances once during each quarter ending March 31, June 30, September 30, and December 31.

        The following funds individually represent more than 5% of the net assets available for benefits of the Plan for the years ended December 31, 1996 and 1995:

           -    Shared Medical Systems Corporation Common Stock Fund
           -    Vanguard Windsor Fund
           -    Vanguard W.L. Morgan Growth Fund
           - Vanguard Fixed Income Securities Fund Long-Term Corporate Bond Portfolio
           -    Vanguard Money Market Reserves Prime Portfolio
           -    Vanguard Index Trust 500 Portfolio

        Participant Loans - A participant may borrow the lesser of $50,000 or
        -----------------
        one-half of the vested balance of the participant's base contribution account and employer matching contribution account, with a minimum loan amount of $1,000. A participant may not have more than one loan outstanding at any time. The participant may elect repayment terms of one to five years, except that a loan used to acquire the participant's principal residence may have a longer term. The interest rate charged for the term of the loan is one percentage point above the prime rate at the date of inception. The interest rates on outstanding loans as of December 31, 1996 range from 5.50% to 9.25%.

        Withdrawals - A participant may elect to make withdrawals of
        -----------
        supplemental contributions (after-tax contributions made to the Plan prior to January 1, 1989) in accordance with the Plan. After withdrawing all amounts credited to his/her supplemental contribution account, the participant can withdraw his/her remaining vested account balance in accordance with Plan provisions for hardship withdrawals.

        Distribution of Benefits - Upon termination of service due to death,
        ------------------------
        disability, retirement, or other reasons, a participant shall be entitled to benefits based on the net vested amounts in the participant's accounts. The form of payment of these benefits is a lump sum distribution or installment payments, in accordance with Plan provisions. Benefits are recorded when paid.

        Termination of the Plan - The Company has the right under the Plan to
        -----------------------
        discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, affected participants will become fully vested in their account balances and receive a complete distribution in accordance with Plan provisions.

        Administration of the Plan - The Plan is administered by an
        --------------------------
        administrative committee, which is appointed by the Board of Directors.

        The Vanguard Group of Investment Companies, is the Plan recordkeeper, trustee and custodian. All costs with respect to services performed for the Plan by Vanguard were paid by the Company.

 (3)    FEDERAL INCOME TAXES APPLICABLE TO THE PLAN:
        -------------------------------------------

        The Plan obtained its latest determination letter on November 21, 1994, in which the Internal Revenue Service (the "IRS")stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company has filed for a determination on the qualification of the Plan.

 (4)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
        ---------------------------------------------------

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the Plan year ended December 31, 1996:

          Net assets available for plan benefits per the
              financial statements                                 $177,988,000
          Amounts allocated to withdrawing participants                (285,000)
                                                                   ------------
              Net assets available for benefits per the Form 5500  $177,703,000
                                                                   ============

        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1996:

          Benefits paid to participants per the financial
              statements                                           $  4,293,000
          Add:  Amounts allocated to withdrawing participants
              at December 31, 1996                                      285,000
                                                                   ------------
              Benefits paid to participants per the Form 5500      $  4,578,000
                                                                   ============

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. As of December 31, 1995 there were no outstanding claims payable.

                                   ITEM 27 (a)                      SCHEDULE I
                                                                    PLAN NO. 007
                                 EIN 23-1704148
                                 --------------
                           SMS RETIREMENT SAVINGS PLAN
                           ---------------------------
                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                     --------------------------------------
                                DECEMBER 31, 1996
                                -----------------
                             (dollars in thousands)

                                                                                                     FAIR
IDENTITY OF ISSUE                                  DESCRIPTION                       COST           VALUE
-----------------                                  -----------                   ------------    -----------
Shared Medical Systems                             SMS Common Stock                   $8,876        $15,122
Corporation "SMS" (1)                               307,046 shares

Wellington Fund (1)                                Mutual Fund                         6,436          7,413
                                                    283,422 shares

Windsor Fund (1)                                   Mutual Fund                        50,032         59,932
                                                    3,613,023 shares

W.L. Morgan Growth Fund (1)                        Mutual Fund                        19,652         23,877
                                                    1,527,282 shares

Vanguard Fixed Income                              Mutual Fund                        16,025         16,889
Securities Fund (1)                                 1,920,489 shares


Vanguard Money Market Fund (1)                     Money Market Fund                   9,722          9,722


Vanguard Index Trust (1)                           Mutual Fund                        21,123         29,846
                                                    431,904 shares

Vanguard Primecap Fund (1)                         Mutual Fund                         5,228          5,763
                                                    191,492 shares

Vanguard International Growth Portfolio (1)        Mutual Fund                         3,233          3,364
                                                    203,710 shares

Vanguard Bond Index Fund (1)                       Mutual Fund                           517            535
                                                    52,587 shares

Participant Loans                                  Loan Fund                           3,897          3,897
                                                                                 ------------    -----------
(ranging from 5.50% to 9.25% and                                                    $144,741       $176,360
                                                                                 ============    ===========
with maturity dates ranging
from 1/16/1997 to 3/16/2026)

(1) Denotes party-in-interest

                                   ITEM 27 (d)                      SCHEDULE II
                                                                    PLAN NO. 007
                                EIN 23-1704148
                                --------------
                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------
                            (dollars in thousands)

                                                                                                            CURRENT
                                                                                                            VALUE OF
                                                                                                            ASSETS ON
                                                                      PURCHASE     SELLING     COST OF     TRANSACTION
IDENTITY OF PARTY          DESCRIPTION OF TRANSACTION                   PRICE       PRICE       ASSETS         DATE        NET GAIN
------------------------   ----------------------------------------  ----------   ---------   ---------   -------------   ----------
Shared Medical Systems     (113) Purchases of 71,609 shares of
Corporation                Common Stock (1)                            $3,895                   $3,895        $3,895          -

Shared Medical Systems     (177) Sales and Distributions of 49,712
Corporation                shares of Common Stock (1)                              $2,916       $1,480        $2,916       $1,436

Vanguard Group of          (121) Purchases of shares of 125,594
Investment Companies       Wellington Fund (1)                         $3,216                   $3,216        $3,216          -

Vanguard Group of          (123) Sales of 36,997 shares of
Investment Companies       Wellington Fund (1)                                       $950         $803          $950         $147

Vanguard Group of          (166) Purchases of 906,881 shares of
Investment Companies       Windsor Fund (1)                           $14,595                  $14,595       $14,595          -

Vanguard Group of          (189) Sales of 349,501 shares of
Investment Companies       Windsor Fund (1)                                        $5,481       $4,712        $5,481         $769

Vanguard Group of          (146) Purchases of 446,955 shares of
Investment Companies       Morgan Growth Fund (1)                      $6,843                   $6,843        $6,843          -

Vanguard Group of          (152) Sales of 101,742 shares of
Investment Companies       Morgan Growth Fund (1)                                  $1,558       $1,284        $1,558         $274

Vanguard Group of          (192) Purchases of 469,675 shares of
Investment Companies       Fixed Income Securities Fund (1)            $4,138                   $4,138        $4,138          -

Vanguard Group of          (200) Sales of 385,506 shares of
Investment Companies       Fixed Income Securities Fund (1)                        $3,369       $3,199        $3,369         $170

(1) This is a party-in-interest transaction.

                                   ITEM 27 (d)                      SCHEDULE II
                                                                    PLAN NO. 007
                                 EIN 23-1704148
                                 --------------
                           SMS RETIREMENT SAVINGS PLAN
                           ---------------------------
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                       -----------------------------------
                FOR THE YEAR ENDED DECEMBER 31, 1996 (continued)
                ------------------------------------
                             (dollars in thousands)

                                                                                                          CURRENT
                                                                                                          VALUE OF
                                                                                                         ASSETS ON
                                                                      PURCHASE    SELLING    COST OF    TRANSACTION
IDENTITY OF PARTY            DESCRIPTION OF TRANSACTION                 PRICE      PRICE      ASSETS       DATE        NET GAIN
--------------------------   --------------------------------------  ----------  ---------  ---------  -------------  ----------
Vanguard Group of            (200) Purchases of 3,981,288 shares of
Investment Companies         Money Market Fund (1)                     $3,981                 $3,981       $3,981          -

Vanguard Group of            (176) Sales of 3,468,263 shares of
Investment Companies         Money Market Fund (1)                                $3,468      $3,468       $3,468          -

Vanguard Group of            (175) Purchases of 105,079 shares of
Investment Companies         Index Trust Fund (1)                      $6,588                 $6,588       $6,588          -

Vanguard Group of            (159) Sales of 32,953 shares of
Investment Companies         Index Trust Fund (1)                                 $2,111      $1,629       $2,111        $482

Vanguard Group of            (149) Purchases of 131,725 shares of
Investment Companies         Primecap Fund (1)                         $3,673                 $3,673       $3,673          -

Vanguard Group of            (91) Sales of 33,906 shares of
Investment Companies         Primecap Fund (1)                                      $947        $911         $947         $36

Vanguard Group of            (139) Purchases of 181,083 shares of
Investment Companies         International Growth Fund (1)             $2,908                 $2,908       $2,908          -

Vanguard Group of            (65) Sales of 20,811 shares of
Investment Companies         International Growth Fund (1)                          $339        $324         $339         $15

Vanguard Group of            (82) Purchases of 61,218 shares of
Investment Companies         Bond Index Fund (1)                         $601                   $601         $601          -

Vanguard Group of            (26) Sales of 14,777 shares of
Investment Companies         Bond Index Fund (1)                                    $145        $145         $145          -

(1) This is a party-in-interest transaction.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
SMS Retirement Savings Plan:

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 12, 1997, on the SMS Retirement Savings Plan financial statements as of December 31, 1996 included in this Form 11-K, into Shared Medical Systems Corporation's previously filed Registration Statement on Form S-8 (File No. 33-34089).



                                                        ARTHUR ANDERSEN LLP



Philadelphia, PA
  May 30, 1997

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    SMS RETIREMENT SAVINGS PLAN


Date: May 30, 1997                  By: /s/ Edward J. Grady
                                       -----------------------------------
                                        Edward J. Grady
                                        Chairman, Administrative Committee